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July 13, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Sumitomo Corporation/File No. 82-34680
Submission of Information Required under Rule 12g3-2(b) of the
Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Sumitomo Corporation, a joint stock company organized under the laws of Japan (the "Company"), we submit herewith the following information pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Amendment to Extraordinary Report dated July 13, 2004 [in Japanese].

Amendment to Extraordinary Report filed with the Director of Kanto Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange Law in connection with the international placement of the Company's common stock.

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned at +81-3-3597-8101.

dlw 7/14

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

Miki Kondo

Miki Kondo

cc. Tomoyasu Minohara
Sumitomo Corporation
Lisa Yano
Paul, Weiss, Rifkind, Wharton & Garrison LLP